BUILDING MATERIALS HOLDING CORPORATION

SUPPLEMENT NO. 7 TO PROSPECTUS

DATED AUGUST 18, 1998

On July 1, 2005, we acquired a 51% interest in BBP Companies.  As a portion of the consideration for this acquisition, 16,836 common shares were issued to Gary C. Burleson, owner of BBP Companies.  This Supplement to the Prospectus relates to 16,836 common shares under the shelf registration described in the existing Prospectus.

The shares issued to Mr. Burleson may be sold from time to time as described under the Securities Covered by this Prospectus section.  However, Mr. Burleson has agreed that without our consent he will not sell more than 15,000 common shares issued to him on any trading day.  The 16,836 common shares issued represent less than 1% of our outstanding stock.

This Supplement is not complete without the Prospectus, and should be read in conjunction with the Prospectus.

The date of this Supplement is July 1, 2005.